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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Agria Corporation

Full Name of Registrant
N.A.

Former Name if Applicable

Room 1701, 17/F, Dutyfree Business Building, Fuhua First Road

Address of Principal Executive Office (Street and Number)
Futian District, Shenzhen 518048, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Agria Corporation (the “Company”) has been unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 20-F”) within the prescribed time because of delays in completing the preparation of its annual financial statements. The delays have been caused by two investigations conducted at the direction of the Audit Committee which are currently underway and by a delay in the independent valuation of our biological assets, including sheep and date trees, that is being conducted by an independent valuation firm.
One such investigation relates to allegations that were made by a former employee of Primalights III Agricultural Development Co., Ltd. (“P3A”), a consolidated affiliated entity of the Company. One allegation related to the number of sheep purchased by P3A in August 2008 and the price that P3A paid for these sheep. Another allegation related to the authenticity of certain of P3A’s sales contracts, bank statements and tax invoices. The Audit Committee has retained an independent international counsel, DLA Piper, to conduct investigations of these allegations. DLA Piper preliminarily concluded that the allegation regarding P3A’s contracts, bank statements and tax invoices was unfounded. DLA Piper has conducted a review of the documents provided by P3A in relation to the sheep purchase. While the number of sheep purchased by P3A has been verified by DLA Piper’s document review, the investigation of the allegation relating to the purchase of sheep is still ongoing.
In addition, the Audit Committee has also retained an independent PRC counsel, King & Wood PRC Lawyers, to investigate and verify the chain of titles with respect to two parcels of farm land leased by P3A in 2008. This investigation and verification of land titles required interviews with and gathering a long chain of title documents from third parties, including local authorities, and such third parties were not able to comply with the request of the independent PRC counsel promptly, which has delayed the progress of this investigation.
Pending the completion of these investigations and the independent valuation of our biological assets, the Company’s board of directors has not approved the annual financial statements of the Company for the year ended December 31, 2008 and as a consequence the auditor is unable to complete its audit of the financial statements for that year or to issue an audit opinion. Given that the final conclusions of the ongoing investigations are not yet known and may be different than the preliminary conclusions to date, the Company is not able to estimate at this time when the investigations or the audit will be completed and when the 2008 20-F will be filed or the results of the pending work.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Guanglin Lai	(86-755)	8276-6980
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to record a net loss for the financial year ended December 31, 2008, the amount of which cannot be reasonably estimated as the preparation of the annual financial statements and the related audit of such financial statements have yet to be completed due to the reasons stated above. We had recorded a net income of RMB142.2 million (US$19.5 million) for the financial year ended December 31, 2007. In February and June 2008, our major shareholder, Brothers Capital Limited, paid US$18 million in cash to Frank Zhixin Xue for the benefit of key management of P3A, and transferred 27,808,000 ordinary shares of the Company (collectively, the “P3A Payment”) to key management of P3A. The P3A Payment resulted in a non-cash charge to the Company of US$118.9 million. Please refer to our press releases dated April 7, 2008, June 2, 2008 and June 26, 2008, respectively. In our unaudited consolidated statements of operations data for the nine months ended September 30, 2008, which took this non-cash charge into account, we recorded a net loss of RMB740.8 million (US$109.1 million), or a net loss of RMB11.72 (US$1.72) per basic and diluted ADS, compared to net income of RMB184.5 million, or net income of RMB3.69 and RMB3.62 per basic and diluted ADS, respectively, for the nine months ended September 30, 2007. Please refer to our press release dated December 11, 2008.

We also commenced an ADS repurchase program in August 2008, pursuant to which we repurchased a total of 300,000 ADSs for a total consideration of US$1.05 million in 2008. Please refer to our press releases dated August 12, 2008 and November 11, 2008. The repurchases reduced our total number of shares outstanding to 125,800,000 for purposes of calculating earnings per share for our financial year ended December 31, 2008, and will affect our earnings per basic and diluted share.

Agria Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 25, 2009	By	/s/ Guanglin Lai

Guanglin Lai
Chairman and Chief Executive Officer